June 6, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (410)576-4196

Mr. Robert L. Harris
Chief Executive Officer & President
KH Funding Company
10801 Lockwood Drive, Suite 370
Silver Spring, MD 20901

Re: KH Funding Company
          Post Effective Amendment to Form SB-2 filed May 5, 2008
          File No. 333-135330

Dear Mr. Harris:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Revise to update the financial information as of the most recent practicable date, e.g., March 31, 2008.

2.   We note that throughout the prospectus, you refer to your series 3 notes as secured by collateral; please represent to the staff, as of a recent date, the existing value of the collateral versus the current outstanding balance of Series 3 notes. If there is a discrepancy, please qualify your disclosure when referring to the security.

3.   Please include a section which discusses conflicts of interest, including the preferential treatment shown to a borrower who defaulted on her $9.98 million loans.

Summary
Collateral, page 5

4. Please disclose any senior indebtedness, other than the Series 3 notes, that currently exists.

Use of Proceeds, page 5

5. Please disclose that 65% of the proceeds of this offering will be used to redeem previously issued Series 3 and 4 notes.

Risk Factors

6. Please add a risk factor regarding the fact that you are using 65% of the proceeds of this offering to redeem previously issued notes and that you will need to issue additional notes in order to meet redemption requests by investors in this issuance.

Our One Day Demand Notes with checking account privileges …, page 9

7. You state that the "redemption privileges necessitate that [you] keep adequate cash reserves available to accommodate immediate redemption requests" but on page 8 you have previously disclosed that you do not set aside funds for redemption and actually have only $0.10 million in cash as opposed to $7.52 million in one day demand notes. Please include this disclosure.

Risks Related to Our Business
We operate with limited capital…, page 11

8. Please revise the third paragraph regarding the risk of insolvency to include disclosure about the order of distribution if you were to liquidate, including all senior debt to the notes. In addition, include disclosure regarding the amount of indebtedness versus your current assets.

As of the date of this prospectus, we were involved in an unresolved…, page 11

9.   You state that Maryland is currently investigating the actions of a former employee who allegedly misappropriated funds from an investor. Please discuss whether this employee misappropriated funds from the company as well. In addition, please disclose how the company discovered this fraud on the investor, what steps it took to resolve the situation, and what checks the company has in place to prevent this behavior by management in the future.

Our assessment of the quality of loans…, page 12

10.   We note on page 21 you state that you are purchasing 80% of your portfolio of loans and on page 27 you state that a majority of your purchased loans are first mortgage loans with a 90% LTV ratio. Please revise to add this disclosure to the risk factor.

11.   Revise to disclose the amount of sub-prime loans in the portfolio.

Changes in the economic conditions in our lending…, page 12

12.   Please disclose the decline in prices locally during the last year from the most recent practicable date.

Our remedies for collecting on a defaulted loan…, page 13

13.   Please disclose your current default rate and recoverability rate.

Our success is dependent in part on our senior management, page 14

14.   In light of this risk factor, please disclose the impact of the departure of Martin Angeli on your business.

Some of our officers, directors and principal stockholders have invested…,page 15

15.   Please disclose the current percentage of Series 3 versus Series 4 notes held by insiders.

As of December 31, 2007, we had material weaknesses…, page 15

16.   Please address the misappropriation of funds by your employee; what weaknesses were exposed; and what remedial measures have been taken.

Overview, page 18

17.   Please make it clear that your business is primarily purchasing loans. It would be helpful if you disclosed what percentage each component makes up of your business.

18.   Please disclose in this section that the funding part of your business involves issuing notes to pay off previously issued notes.

Liquidity and Capital Resources, page 20

19.   Please disclose the percentages for each source of cash you list in the first paragraph to give investors a better idea where the majority of your cash came from.

20.   Please revise the table on page 21 to explain why the numbers given for 2007 are footnoted as "not meaningful."

21.   Please elaborate as to what you mean on page 22 when you refer to your intention to purchase "more liquid, marketable loans" in the future.

22.   Please disclose how you intend to increase the volume of the loans that you purchase when 65% of this offering will go to pay off note redemptions.

Our Business, page 24

23.   Please revise this section to be consistent with your disclosure elsewhere. For example, you have disclosed that you purchase 80% of your loans but this is not clear from your disclosure. In addition, include your investment in sub-prime loans and unsecured lending practices.

Market Area and Credit Risk Concentration, page 26

24.   Please provide the geographic distribution of your loan portfolio, including a discussion of your exposure to markets that have experienced a significant decline in real estate values.

Lending Activities, page 26

25.   Please clarify in the first paragraph that you purchase 80% of your loan portfolio and include the percentage breakdown for each of your lending segments.

26.   Because purchasing loans is such a large part of your business, please provide a more detailed discussion of the "strict purchase criteria" you reference in the last sentence of the second paragraph of this section.

First Mortgage Lending, page 27

27.   On page 26 you state that "sub-prime loans that [you] originate or purchase have loan to value ratios…less than 70%" but in the last paragraph of this section, you state that "mortgage loans we acquire nationwide are generally 90% LTV, or less, and they have been made to sub-prime borrowers." Please reconcile this disclosure.

28.   On page 21, you state that you purchase 80% of your loan portfolio and intend to expand this practice; however, your disclosure under "Acquired Loans" for both first and second mortgage lending does not seem to support this. Please clarify your disclosure.

Legal Proceedings, page 32

29.   Please remove the reference to the SEC in the first paragraph of this section or make a definitive statement regarding the status of the receivership.

30.   Please describe the current legal proceedings regarding a former officer of the Company and Company property.

Board Committees, page 33

31.   Please complete or remove the last sentence of this section.

Director Compensation, page 34

32.   We note that directors receive $300 for every board meeting attended and no additional fees. Please explain how Mr. Connor was paid $4,000.

33.   Given the discrepancies in director fees, it appears that at most meetings you failed to have a quorum. Please disclose whether you have lower quorum requirements or how you are able to conduct Board business without such a quorum.

Executive Compensation, page 34

34.   We note that Mr. Angeli served as the Senior Vice President of Sales until December 5, 2007 and Mr. Parker served as the CFO until November 17, 2006; please confirm to staff that neither of these executive officers were paid compensation totaling more than $100,000 or provide the disclosure required by Item 402 of Regulation S-K.

Investor Note Accounts, page 36

35.   In the table on page 36, please include columns detailing the date of issuance of each note and the Series.

36.   Please clarify to staff why "AIG" is included after Solomon Kaspi's name in the table on page 36.

Security Ownership of Certain Beneficial Owners…, page 37

37.   Please remove the qualification "to the best of our knowledge" from the first sentence of this section.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions regarding these comments.

Sincerely,

Michael Clampitt
Senior Staff Attorney

cc: Andrew Bulgin, Esq.
        Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
        The Garrett Building
        233 East Redwood Street
        Baltimore, MD 21202